John Fieldsend, Staff Attorney,                                   April 18, 2007
Division of Corporation Finance                                           Page 1
U.S. Securities and Exchange Commission

April 18, 2007

Mr. John Fieldsend, Esq.
Staff Attorney, Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

         Re:     Cross Atlantic Commodities, Inc.
                 Registration Statement on Form SB-2
                 Filed February 1, 2007
                 File No. 333-140377
                 Forms 10-QSB for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006
                 Filed May 19, 2006, August 14, 2006 and November 21, 2006
                 Form 10-KSB for Fiscal Year Ended December 31, 2005
                 Filed March 30, 2006 File No. 0-51857

Dear Mr. Fieldsend:

We represent Cross Atlantic Commodities, Inc. ("Cross Atlantic" or the "Company") We are in receipt of your letter dated March 1, 2007 regarding the above referenced filing and the following are our responses:

Registration Statement on Form SB-2
-----------------------------------
General
-------

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

The market price for the Company's common stock on the Issuance Date was $0.32 per share based on the closing price that day. Using this market price per share, the maximum aggregate dollar value of the 5,208,334 common shares underlying the Notes that the Company has registered for resale is $1,666,666.88.

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible noted in this disclosure.

         Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.


John Fieldsend, Staff Attorney,                                   April 18, 2007
Division of Corporation Finance                                           Page 2
U.S. Securities and Exchange Commission

The following table discloses the dollar amount of each payment (including the dollar value of any payments to be made in common stock) in connection with the financing transaction that the Company has paid, or may be required to pay to any Selling Stockholder, any affiliate of a Selling Stockholder, or any person with whom any Selling Stockholder has a contractual relationship regarding the transaction. The table also reflects the potential net proceeds to the Company from the sale of the Notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes. We intend to use all proceeds received in connection with the financing transaction for general corporate, business development and working capital purposes. For purposes of this table, we assumed that the aggregate of $1,000,000 in Notes were issued on December 27, 2006, even though the Investors are not obligated to pay to us the second tranche of $400,000 until this registration statement is declared effective by the SEC. There are no other persons with whom any Selling Stockholder has a contractual relationship with regarding the transaction.

Structuring     Maximum                   Maximum                                    Net
  and Due      Possible        Maximum     Possible      Maximum      Maximum      Proceeds
 Diligence     Interest      Redemption   Liquidated   First Year     Possible        to
  Fees(1)     Payments(2)    Premium(3)   Damages(4)   Payments(5)   Payments(6)   Company(7)
-----------   -----------   -----------   ----------   -----------   -----------   ----------
  $20,000     $128,109.16   $427,560.18   $32,067.01   $100,967.47   $180,176.17    $980,000

__________________

(1) Pursuant to the Securities Purchase Agreement, the Company paid to The National Investment Resources, LLC $20,000 in structuring and due diligence fees in connection with the transaction.

(2) Maximum amount of interest that can accrue assuming all Notes aggregating $1,000,000 were issued on December 27, 2006 and remain outstanding until the maturity date. Interest is payable quarterly provided that no interest shall be due and payable for any month in which the intraday trading price is greater than $0.40. The Company, at its option, may pay accrued interest in either cash or, in shares of its common stock.

(3) Under certain circumstances we have the right to redeem the full principal amount of the Notes prior to the maturity date by repaying the principal and accrued and unpaid interest plus a redemption premium of 40%. This represents the maximum redemption premium the Company would pay assuming we redeem all of the Notes twelve (12) months from December 27, 2006.

(4) Under the Stock Purchase Agreement, the maximum amount of liquidated damages that the Company may be required to pay for the twelve (12) months following the sale of all Notes is 3% of the outstanding principal and accrued and unpaid interest.

(5) Total maximum payments that the Company may be required to pay to the Selling Stockholders for the twelve (12) months following the sale of all Notes, which is comprised of $68,900.46 in interest and $32,067.01 in liquidated damages. If we redeemed the Notes one year from the Issuance Date, then the total payments would be $1,427,560.18.

(6) Total maximum payments payable by Company, includes structuring and due diligence fees of $20,000, maximum possible interest of $128,109.16 and maximum possible liquidated damages of $32,067.01. We also incurred $45,000 in legal fees for the transaction and filing of this registration statement, which would increase the possible maximum payments by Company to $225,176.17 and reduce the net proceeds to Company to $935,000. In addition, we were required to place in escrow $15,000 for the purchase of keyman insurance for our executives. We anticipate the premium to be less than $15,000 and the balance of money held in escrow to be returned to us after paying the initial premium. Assuming the initial premium is $15,000, would increase the possible maximum payments by Company to $205,176.17 and reduce the net proceeds to Company to $965,000.

(7) Total net proceeds to the Company assuming that the Company was not required to make any payments as described in footnotes 3, 4 and 5. We also incurred $45,000 in legal fees for the transaction and filing of this registration statement, and placed in escrow $15,000 for the

John Fieldsend, Staff Attorney,                                   April 18, 2007
Division of Corporation Finance                                           Page 3
U.S. Securities and Exchange Commission


         purchase of keyman insurance for our executives, both of which would increase the possible maximum payments by Company to $225,176.17 and $205,176.17, respectively, and reduce the net proceeds to Company to $935,000 and $965,000, respectively.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
         o The total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:
         o The market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;
         o The conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:
                 o if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and
                 o if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;
         o the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);
         o the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;
         o the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of the shares the selling shareholders may receive; and
         o the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

         If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of the certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

The following table discloses the total possible profit Selling Stockholders could realize as a result of the conversion discount for the securities underlying the Notes. For purposes of this table, we assumed that the aggregate of $1,000,000 in Notes were issued on December 27, 2006, even though the Investors are not obligated to pay to us the second tranche of $400,000 until this registration statement is declared effective by the SEC.

                                                                        Total
                                                                       Possible
                          Shares        Combined         Total       Discount to
 Market    Conversion   Underlying    Market Price     Conversion       Market
Price(1)     Price(2)    Notes(3)     of Shares(4)      Price(5)       Price(6)
--------   ----------   ----------   -------------   -------------   -----------
  $0.32      $0.192      5,208,334   $1,666,666.88   $1,000,000.13   $666,666.75

______________________

(1) Market price per share of our common stock on the Issuance Date (December 27, 2006).

John Fieldsend, Staff Attorney,                                   April 18, 2007
Division of Corporation Finance                                           Page 4
U.S. Securities and Exchange Commission


(2) The conversion price per share of our common stock underlying the Notes on the Issuance Date is calculated by the average of the lowest three
         (3) trading prices for our common shares during the twenty (20) trading days prior to the date the Notes were issued on December 27, 2006 ($0.32 was the average), less a 40% discount.

(3) Total number of shares of common stock underlying the Notes assuming full conversion as of the Issuance Date. Since the conversion price of the Notes may fluctuate as market prices fluctuate, the actual number of shares that underlie the Notes will also fluctuate.

(4) Total market value of shares of common stock underlying the Notes assuming full conversion as of the Issuance Date based on the market price on the Issuance Date.

(5) Total value of shares of common stock underlying the Notes assuming full conversion of the Notes as of the Issuance Date based on the conversion price.

(6) Discount to market price calculated by subtracting the total conversion price (result in footnote (5)) from the combined market price (result in footnote (4)).

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
          o The total possible profit to be realized as a result of any conversion discounts for the securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:
                 o Market price per share of the underlying securities on the date of the sale of that other security;
                 o The conversion/exercise price per share as of the date of the date of the sale of that other security, calculated as follows:
                        o if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
                        o if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion /exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
          o the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
          o the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
          o the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
          o the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

John Fieldsend, Staff Attorney,                                   April 18, 2007
Division of Corporation Finance                                           Page 5
U.S. Securities and Exchange Commission


We also issued to Selling Stockholders seven year Warrants to purchase an aggregate of 15,000,000 shares of our common stock, exercisable on a cashless basis provided we are not in default of the Notes with the aggregate exercise price of $4,500,000 if exercised on a cashless basis. The following table discloses the total possible profit Selling Stockholders could realize as a result of the cashless exercise of the Warrants.


                        Shares       Combined      Total      Total Possible
 Market    Exercise   Underlying      Market      Exercise      Discount to
Price(1)   Price(2)   Warrants(3)    Price(4)     Price(5)    Market Price(6)
--------   --------   -----------   ----------   ----------   ---------------

  $0.32      $0.30     15,000,000   $4,800,000   $4,500,000      $300,000
__________________

(1) Market price per share of our common stock on the Issuance Date (December 27, 2006).

(2) The exercise price per share of our common stock underlying the Warrants is fixed at $0.30 except that the Warrants contain anti-dilution protections which in certain circumstances may result in a reduction to the exercise price.

(3) Total number of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date. Upon certain adjustments of the exercise price of the warrants, the number of shares underlying the warrants may also be adjusted such that the proceeds to be received by us would remain constant.

(4) Total market value of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date based on the market price of the common stock on the Issuance Date.

(5) Total value of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date based on the exercise price.

(6) Discount to market price calculated by subtracting the total exercise price (result in footnote (5)) from the combined market price (result in footnote (4)). The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a gain to the Selling Stockholder. Since the current closing price of our common stock is more than the Warrants' exercise price, the Warrants are "in the money" and a profit would be realized as of April 18, 2007.


5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
         o the gross proceeds paid or payable to the issuer on the convertible note transaction;
         o all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;
         o    the resulting net proceeds to the issuer; and
         o the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment three and comment 4.

         Further, please provide us, with a view toward disclosure in the prospectus, with disclosure -- as a percentage -- of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

The following table summarizes the potential proceeds available to the Company pursuant to the financing with the Investors and the Investors' return on investment. For purposes of this table, we assumed that the aggregate of

John Fieldsend, Staff Attorney,                                   April 18, 2007
Division of Corporation Finance                                           Page 6
U.S. Securities and Exchange Commission


$1,000,000 in Notes were issued on December 27, 2006, even though the Investors are not obligated to pay to us the second tranche of $400,000 until this registration statement is declared effective by the SEC, and that the Investors exercise all of the in-the-money Warrants, if any, on a cash basis.

                                                                        All
                                                                     Payments +
                                                                      Possible
                                                          All         Profit /
                                          Combined     Payments +       Net
  Gross        Maximum        Net           Total       Possible      Proceeds
 Proceeds      Possible     Proceeds      Possible      Profit /     Averaged
Payable to   Payments by       to        Profit to        Net          Over 3
Company(1)    Company(2)   Company(3)   Investors(4)   Proceeds(5)    Years(6)
----------   -----------   ----------   ------------   -----------   ----------

$1,000,000   $180,176.17    $980,000     $966,666.75     117.02%       39.00%

__________________

(1)      Total amount of the Notes.

(2) Total maximum payments payable by Company, includes structuring and due diligence fees of $20,000, maximum possible interest of $128,109.16 and maximum possible liquidated damages of $32,067.01. We also incurred $45,000 in legal fees for the transaction and filing of this registration statement, which would increase the possible maximum payments by Company to $225,176.17 and reduce the net proceeds to Company to $935,000. In addition, we were required to place in escrow $15,000 for the purchase of keyman insurance for our executives. We anticipate the premium to be less than $15,000 and the balance of money held in escrow to be returned to us after paying the initial premium. Assuming the initial premium is $15,000, would increase the possible maximum payments by Company to $205,176.17 and reduce the net proceeds to Company to $965,000.

(3) Total net proceeds to the Company assuming that the Company was not required to make any payments as described in footnotes 3, 4 and 5. We also incurred $45,000 in legal fees for the transaction and filing of this registration statement, and placed in escrow $15,000 for the purchase of keyman insurance for our executives, both of which would increase the possible maximum payments by Company to $225,176.17 and $205,176.17, respectively, and reduce the net proceeds to Company to $935,000 and $965,000, respectively.

(4) Total possible profit to the Investors is based on the aggregate discount to market price of the conversion of the Notes and cashless exercise of Warrants. The Notes' conversion price is calculated by the average of the lowest three (3) trading prices for our common shares during the twenty (20) trading days prior to the date the Notes were issued on December 27, 2006 ($0.32 was the average), less a 40% discount. The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a gain to the Selling Stockholder. Since the current closing price of our common stock is more than the Warrants' exercise price, the Warrants are "in the money" and a profit would be realized as of April 18, 2007.

(5) Percentage equal to the maximum possible payments by us in the transaction ($180,176.17) plus total possible discount to the market price of the shares underlying the Notes ($666,666.75), plus profit from 15,000,000 warrants in the money as of April 18, 2007 ($300,000), divided by the net proceeds to the Company resulting from the sale of the Notes ($980,000).

(6)      Calculated by dividing 117.02% (footnote 5) by 3.



6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction ( or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

John Fieldsend, Staff Attorney,                                   April 18, 2007
Division of Corporation Finance                                           Page 7
U.S. Securities and Exchange Commission


         o    The date of the transaction;
         o    The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
         o    The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;
         o The number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
         o The percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliated of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
         o The market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
         o The current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

We have not engaged in any prior securities transactions with the Selling Shareholders, any affiliates of the Selling Shareholders, or any person with whom any Selling Stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

         o The number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

         o The number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders prior registration statements;

         o The number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

         o The number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

         o The number of shares registered for resale on behalf of the selling shareholders; and

         o The number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

The following table discloses certain information comparing the number of shares outstanding prior to the transaction, number of shares registered by the Selling Stockholders, or their affiliates, in prior registration statements (along with that number still held and number sold pursuant to such prior registration statement) and the number of shares registered for resale in this Registration Statement relating to the financing transaction.

Number of shares outstanding prior to convertible note transaction held by persons other than the Selling Stockholders, affiliates of
the Company and affiliates of the Selling Stockholders.                2,549,200

Number of shares registered for resale by Selling Stockholders or
affiliates in prior registration statements.                               0

Number of shares registered for resale by Selling Stockholders or affiliates of Selling Stockholders that continue to be held by
Selling Stockholders or affiliates of Selling Stockholders.                0

John Fieldsend, Staff Attorney,                                   April 18, 2007
Division of Corporation Finance                                           Page 8
U.S. Securities and Exchange Commission



Number of shares sold in registered resale by Selling Stockholders
or affiliates of Selling Stockholders.                                     0

Number of shares registered for resale on behalf of Selling
Stockholders or affiliates of Selling Stockholders in current
transaction.                                                           5,208,334


In analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

         o Whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

         o Whether-based on information obtained from the selling shareholders-any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

         -the date on which each such selling shareholder entered into that short position; and

         -the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc).

The Company intends to repay the overlying securities and believes that it will have the financial ability to make all payments on the Notes when they become due and payable. To the best of our knowledge, and based on information obtained from the Selling Stockholders, none of the selling shareholders have an existing short position in the Company's common stock.


9. Please provide us, with a view toward disclosure in the prospectus, with:

         o A materially complete description of the relationships and arrangements that have existed on the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons)-the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and
         o Copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.


John Fieldsend, Staff Attorney,                                   April 18, 2007
Division of Corporation Finance                                           Page 9
U.S. Securities and Exchange Commission


Other than its issuance and sale of the Notes and the Warrants to the Selling
Stockholders, the Company has not in the past three (3) years engaged in any securities transaction with any of the Selling Stockholders, any affiliates of the Selling Stockholders, or, after due inquiry and investigation, to the knowledge of the management of the Company, any person with whom any Selling
Stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons). In addition, other than in connection with the contractual obligations set forth in the transaction documents filed as Exhibits to our Form 8-K filed December 29, 2006 including the (i) the Securities
Purchase Agreement, (ii) the Notes and the Warrants and (iii) the Security
Agreement, (iv) the Intellectual Property Security Agreement, the Company does not have any agreements or arrangements with the Selling Stockholders with respect to the performance of any current or future obligations.


10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

The method used to calculate the number of shares the Company seeks to register was based on the total amount of the offering of $1,000,000 divided by $.192
($0.32 was the closing price on the date the transaction closed, December 27, 2006, less a 40% discount). The number of shares registered in the fee table is consistent with the shares listed in the "Selling Stockholders" section of the Prospectus.


Selling Stockholders, page 18

11. We note that for each of the selling stockholders, you indicate in the table they do not own any shares of common stock prior to the offering.
         Please note that a person shall be deemed to be the beneficial owner of a security if the person has the right to acquire beneficial ownership of such security, as defined in Rule 13d-3(a), within 60 days. Please revise the table to include common shares that the selling stockholders have the right to acquire within 60 days or advise.

Please note that the table of selling stockholders has been revised as follows:


                                                       Percent                                     Percent
                                                      of common                       Number of      of
                                      Shares of        shares                           shares     shares
                                     common stock    owned prior   Shares of common     owned       owned
                                     owned prior       to the      stock to be sold   after the     after
Name of Selling Stockholder (11)   to the offering   offering(1)    in the offering    offering   offering
--------------------------------   ---------------   -----------   ----------------   ---------   --------
AJW Capital Partners, LLC (7)       1,758,125 (12)      4.31%        453,125 (2)(3)   1,305,000      3.20%

AJW Offshore, Ltd. (8)             12,084,584 (13)     29.65%      3,114,584 (2)(4)   8,970,000     22.01%

AJW Qualified Partners, LLC (9)     6,123,125 (14)     15.02%      1,578,125 (2)(5)   4,545,000     11.15%

New Millennium  Capital
Partners II, LLC (10)                 242,500 (15)       .59%         62,500 (2)(6)     180,000      .44%

* Less than 1%

John Fieldsend, Staff Attorney,                                   April 18, 2007
Division of Corporation Finance                                          Page 10
U.S. Securities and Exchange Commission

(1) Based on 40,757,534 shares of common stock, based on 20,549,200 shares issued and outstanding as of January 30, 2007 plus 5,208,334 shares of common stock underlying the notes plus 15,000,000 shares underlying the warrants.

(2) The conversion has been calculated based on the maximum number of shares the investors can receive in accordance with the 8% Callable Secured Convertible Notes. The number of shares set forth in the table for the Selling Stockholders represents an estimate of the number of shares of common stock to be offered by the Selling Stockholders. The actual number of shares of common stock issuable upon conversion of the notes is indeterminate, is subject to adjustment and could be materially less or more than such estimated numbers depending on factors which cannot be predicted by us at this time including, among other factors, the future market price of the common stock. The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the notes by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933 (the "Securities Act"). Under the terms of the debentures, if the debentures had actually been converted on December 27, 2006, the conversion price would have been $0.32. Under the terms of the debentures, the debentures are convertible by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of the debentures) would not exceed 4.99% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the Selling Stockholders exceeds the number of shares of common stock that the selling stockholder could beneficially own at any given time through their ownership of the debentures.

(3) Represents 453,125 shares of our common stock issuable in connection with the conversion of the callable secured convertible note.

(4) Represents 3,114,584 shares of our common stock issuable in connection with the conversion of the callable secured convertible note.

(5) Represents 1,578,125 shares of our common stock issuable in connection with the conversion of the callable secured convertible note.

(6) Represents 62,500 shares of our common stock issuable in connection with the conversion of the callable secured convertible note.

(7) AJW Partners, LLC is a private investment fund that is owned by its investors and managed by SMS Group, LLC. SMS Group, LLC of which Mr. Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by AJW Partners, LLC.

(8) AJW Offshore, Ltd. is a private investment fund that is owned by its investors and managed by First Street Manager II, LLC. First Street Manager II, LLC, of which Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by AJW Offshore Ltd.

(9) AJW Qualified Partners, LLC is a private investment fund that is owned by its investors and managed by AJW Manager, LLC of which Corey S. Ribotsky and Lloyd A. Groveman are the fund managers, have voting and investment control over the shares listed below owned by AJW Qualified Partners, LLC.

John Fieldsend, Staff Attorney,                                   April 18, 2007
Division of Corporation Finance                                          Page 11
U.S. Securities and Exchange Commission


(10) New Millennium Capital Partners II, LLC is a private investment fund that is owned by its investors and managed by First Street Manager II, LLC. First Street Manager II LLC of which Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by New Millennium Capital Partners, LLC.

(11) None of the Selling Stockholders are broker-dealers or affiliates of broker-dealers.

(12) Represents 453,125 shares of our common stock issuable in connection with the conversion of the callable secured convertible note and 1,305,000 shares of our common stock underlying the warrants.

(13) Represents 3,114,584 shares of our common stock issuable in connection with the conversion of the callable secured convertible note and 8,970,000 shares of our common stock underlying the warrants.

(14) Represents 1,578,125 shares of our common stock issuable in connection with the conversion of the callable secured convertible note and 4,545,000 shares of our common stock underlying the warrants.

(15) Represents 62,500 shares of our common stock issuable in connection with the conversion of the callable secured convertible note and 180,000 shares of our common stock underlying the warrants.

Signatures
----------

12. Please have your principal accounting officer or controller sign the registration statement in this capacity. See Instructions for signatures to Form SB-2.

In Amendment No. 1 to Form SB-2, our principal accounting officer has signed in that capacity.

Forms 10-QSB for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and
------------------------------------------------------------------------
September 30, 2006
------------------

Controls and Procedures
-----------------------

13. We note your disclosure, "Our management, under the supervision and with the participation of our chief executive officer, conducted an evaluation...." Please confirm that the evaluation also included the participation of your principal financial officer. In this regard, we do note that both your chief executive and chief financial officers did make the effectiveness conclusion. Please also confirm that in future filings, you will disclose that both your principal executive and principal financial officers participated in the evaluation.

This evaluation included the participation of our chief financial officer. In future filings, we will disclose that both our principal executive and principal financial officers participated in the evaluation.


14. We note your reference to Rules 13a-14(c) under the Exchange Act, Please note that disclosure controls and procedures are defined in Rules 13a-15(e)_ and 15d-15(e) under the Exchange Act. Please confirm that in future filings, you will refer to Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Further, we note that your chief executive officer and principal financial officer evaluated the effectiveness of your disclosure controls and procedures "[a]s of the Evaluation
         Date...." Please note that the effectiveness evaluation should be made as of the end of the period covered by the report. Please confirm that in future filings, you will disclose the effectiveness conclusion of your principal executive officer and principal financial officer based on an evaluation as of the end of the period covered by the report.

John Fieldsend, Staff Attorney,                                   April 18, 2007
Division of Corporation Finance                                          Page 12
U.S. Securities and Exchange Commission


In future filings, we will disclose the effectiveness conclusion of our principal executive officer and principal financial officer based on an evaluation as of the end of the period covered by the report.

15. We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "[a]re effective to ensure that all material information required to be filed in this quarterly report on Form 10QSB has been made known to him in a timely fashion." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire and accurate definition. Please confirm that in future filings, you will revise to disclose, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

In future filings, as it is true, we will disclose that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commissions' rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communication to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

16. We note your disclosure that there were "[n]o significant changes (including corrective actions with regard to significant deficiencies or material weakness) in our internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date set forth above." Your disclosure does not appear to specifically address Item 308(c) of Regulation S-B. Please confirm, if true, that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Further, please confirm that in future filings, you will disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonable likely to materially affect, your internal control over financial reporting.

There were no changes in our internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting. In future filings, we will disclose any change in our internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

Exhibits 31.1 and 31.2
----------------------

17.      Please note that the exact wording of the certification provided in
         Item 601(b)(31) of Regulation S-B is required. For example, in certain parts of the certification, the term "quarterly report" should be replaced with "report", "registrant" should be replaced with "small business issuer" and "as of a date 90 days prior to the filing date of this quarterly report (the "Evaluation Date") should be replaced with "as of the end of the period covered by this report based on such evaluation." We also note that paragraph 4(c) appears to contain typographical errors. Please confirm that in future filings, your 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B.

John Fieldsend, Staff Attorney,                                   April 18, 2007
Division of Corporation Finance                                          Page 13
U.S. Securities and Exchange Commission


In future filings, our 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B.

Form 10-KSB for Fiscal Year Ended December 31, 2005
---------------------------------------------------

18. Please comply with any comments issued on Form 10-QSb's, to the extent they are applicable.

In future filings, we will comply with the comments issued above on the Form 10-QSb's.

Controls and Procedures, page 18
--------------------------------

19. We note your disclosure that your chief executive officer and chief financial officer "judged," as opposed to "concluded," that your disclosure controls and procedures were effective. Please confirm that your chief executive and financial officers "concluded" that your disclosure controls and procedures were effective. In this regard, we note that you have revised your disclosure to state "concluded" in your subsequent quarterly reports.

Our Chief Executive Officer and Chief Financial Officer both concluded that our disclosure controls and procedures were effective.


The Company acknowledges that:

    o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

    o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Please call me with any questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ RICHARD I. ANSLOW
   -------------------------
        RICHARD I. ANSLOW

GEJ/jr